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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2015
REGISTRATIONS BRANCH

SEC FILE NUMBER

8-6854?

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cassel Salpeter & Co., LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

801 Brickell Avenue, Suite 1900
                                        (No. and Street)

Miami   Florida   33131
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Salpeter   305-438-7702
                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
                        (Name - if individual, state last, first, middle name)

2699 S. Bayshore Drive   Miami   Florida   33133
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ____Scott Salpeter_____, swear (or affirm) that, to the best of my
knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Cassel Salpeter & Co., LLC_____, as of
_____December 31, 2014_____, are true and correct. I further swear (or affirm) that neither the
company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

MARINA MENDELSON
MY COMMISSION # FF 131117
EXPIRES: June 28, 2018
Bonded Thru Notary Public Underwriters

(Signature)

Pr esiDenT
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is
requested that this report be given confidential treatment.

CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CONTENTS

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Cassel Salpeter & Co., LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC, as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement. Cassel Salpeter & Co., LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

[signature]

February 6, 2015
Miami, Florida



CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH	$	317,496
ACCOUNTS RECEIVABLE		165,115
OTHER ASSETS		33,391
	$	516,002

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	110,278
LEASE COMMITMENT (NOTE 4)		
MEMBER'S EQUITY		405,724
	$	516,002

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2014, management has no allowance for doubtful accounts. At December 31, 2014, accounts receivable from three clients amounted to approximately 82% of total accounts receivable.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2014, the Company had property and equipment at a cost of $85,605 and accumulated depreciation in the same amount.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since 2011 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company's "Net Capital" was $207,218 which exceeded the requirements by $199,866 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.53 to 1.

NOTE 3. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring December 2016.

The future minimum rentals under the lease for the years subsequent to December 31, 2014 are as follows:

2015	$	117,213
2016		120,727
	$	237,940